SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to

SCHEDULE TO

(Rule 13e-4)

FINAL AMENDMENT

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

XM SATELLITE RADIO HOLDINGS INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

10% Senior Secured Discount Convertible Notes due 2009

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

Joseph M. Titlebaum, Esq.

General Counsel and Secretary

XM Satellite Radio Holdings Inc.

1500 Eckington Place, N.E.

Washington, D.C. 20002

(202) 380-4000

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing person)

Copy to:

Steven M. Kaufman, Esq.

Hogan & Hartson L.L.P.

555 Thirteenth St., N.W.

Washington, D.C. 20004-1109

(202) 637-5600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
$47,719,762	$5,106

*	Calculated solely for purposes of determining the filing fee and based on the book value of the 10% Senior Secured Discount Convertible Notes due 2009 of XM Satellite Radio Holdings Inc. and XM Satellite Radio Inc. proposed to be acquired.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,106	Filing party:	XM Satellite Radio Holdings Inc.
Form or Registration No.:	TO-I	Date filed:	September 26, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Amendment No. 3 (this “Amendment”) amends and supplements the issuer tender offer statement on Schedule TO relating to an offer by XM Satellite Radio Holdings Inc., a Delaware corporation (the “Company”), to issue a premium of shares of the Company’s Class A common stock to holders that convert outstanding 10% Senior Secured Discount Convertible Notes due 2009 (“10% Notes”) upon the terms and subject to the conditions described in the Offer of Premium for Conversion and Consent Solicitation (the “Offer of Premium”) and the related Letter of Transmittal and Consent (the “Letter of Transmittal” and, together with the Offer of Premium, as they may be amended from time to time, the “Offer”).

Except as amended hereby, all of the terms of the Offer remain unchanged. This Amendment No. 3 is the final amendment to the Schedule TO and amends and supplements the Schedule TO as follows:

a)	Item 4 is amended to add the following:

The offer made by the Company pursuant to the Schedule TO expired at 12:00 midnight, New York City Time, on November 10, 2006. Pursuant to the Offer of Premium, the Company accepted an aggregate of $24,113,637 aggregate principal amount at maturity of 10% Notes. The 10% Notes acquired pursuant to the Offer, when aggregated with the 10% Notes acquired from the Committed Holders, resulted in the Company acquiring approximately $66.7 million of the approximately $99.9 million aggregate principal amount at maturity of 10% Notes previously outstanding. With the acceptance of the 10% Notes (and the accompanying consents) pursuant to the Offer and the consent of the Committed Holders, the Proposed Amendments have become operative. Pursuant to the terms of the Offer, the Company has issued 8,197,322 shares of Class A common stock for the tendered 10% Notes.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

XM SATELLITE RADIO HOLDINGS INC.

/s/ Joseph M. Titlebaum
Joseph M. Titlebaum
General Counsel and Secretary

Date: November 13, 2006